UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):

August 31, 2005

VALIDIAN CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	**000-28423**	**58-2541997**
(State of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

30 Metcalfe Street, Suite 620
Ottawa, Canada   **K1P 5L4**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(613) 230-7211**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Amendment to Warrant issued to Jeff Lamberson

On August 31, 2005, Validian Corporation (the "Company") entered into an Amendment No. 1 (the "Lamberson Amendment") to that certain Series G Warrant issued to Jeff Lamberson, dated as of September 3, 2003 (the "Lamberson Warrant"), for the purchase of 200,000 shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), at an exercise price of $0.75 per share. Pursuant to the Lamberson Amendment, the Company has agreed to extend the expiration date of the Lamberson Warrant to December 31, 2006. All other terms of the Lamberson Warrant were unaffected. A copy of the Lamberson Amendment is attached as Exhibit 10.1 to this report on Form 10-K.

Amendment to Warrant issued to Scott Christie

On August 31, 2005, the Company entered into an Amendment No. 1 (the "Christie Amendment") to that certain Series G Warrant issued to Scott Christie, dated as of September 3, 2003 (the "Christie Warrant"), for the purchase of 200,000 shares of Common Stock, at an exercise price of $0.75 per share. Pursuant to the Christie Amendment, the Company has agreed to extend the expiration date of the Christie Warrant to December 31, 2006. All other terms of the Christie Warrant were unaffected. A copy of the Christie Amendment is attached as Exhibit 10.2 to this report on Form 10-K.

Item 9.01 Financial Statements and Exhibits.

    (c)   Exhibits

    10.1   Amendment No. 1 to Series G Warrant issued by Validian Corporation, dated as of August 31, 2005, by and between Validian Corporation and Jeff Lamberson.

    10.2   Amendment No. 1 to Series G Warrant issued by Validian Corporation, dated as of August 31, 2005, by and between Validian Corporation and Scott Christie.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VALIDIAN CORPORATION

By: /s/ Bruce Benn

Bruce Benn
President and Chief Executive Officer

Dated: September 7, 2005

AMENDMENT NO. 1
TO
SERIES G WARRANT

This Amendment No. 1 to Series G Warrant (this "<u>Amendment</u>") issued by Validian Corporation (the "<u>Company</u>") is entered into as of this 31st day of August, 2005, by and between the Company and Jeff Lamberson ("<u>Holder</u>").

R E C I T A L S:

WHEREAS, the Company issued that certain Series G Warrant to Holder dated as of September 3, 2003 to purchase 200,000 shares of the Company's common stock (the "<u>Warrant</u>");

WHEREAS, the parties desire to amend the Warrant to extend the expiration date of the Warrant to December 31, 2006.

A G R E E M E N T:

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties hereto agree as follows:

1.   <u>Expiration Date</u>. The definition of the term "Expiration Date" in Section 1(a) of the Warrant is hereby amended to read in its entirety as follows: "'Expiration Date' means December 31, 2006."

2.   <u>Miscellaneous</u>.

a.   <u>Governing Law</u>. This Amendment and the rights and obligations of the parties hereto shall be interpreted, construed, and enforced in accordance with the laws of the State of Nevada. The Holder hereby irrevocably submits to the exclusive jurisdiction of the State of Georgia and agrees that service of all writs, process and summonses in any such proceeding brought in the United States against the Company may be made upon the Escrow Agent governed by and interpreted under the laws of the State of Georgia without regard to principles of conflicts thereof.

b.   <u>Successors and Assigns</u>. The terms, conditions and covenants contained in this Amendment are for the benefit of, and are binding on, the parties hereto and their respective permitted successors and permitted assigns, except as otherwise herein expressly provided.

c.   <u>Amendment</u>. Except as expressly provided herein, neither this Amendment nor any term hereof may be amended, waived, discharged or terminated, except by a written instrument signed by the parties hereto.

d.   <u>Severability</u>. If any provision of this Amendment is finally held by a court of competent jurisdiction to be invalid or unenforceable, then the invalid or unenforceable provision shall be deemed severed from this Amendment and the validity and enforceability of the remaining provisions of this Amendment shall be unaffected.

e.   <u>Counterparts</u>. This Amendment may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

f.   <u>Definitions</u>. Initially capitalized terms used but not defined here shall have the meanings set forth in the Warrant.

* * * * *

This Amendment has been executed and delivered as of the date first written above.

THE COMPANY:

VALIDIAN CORPORATION

By: /s/ Bruce Benn
           Bruce Benn, Chief Executive Officer

HOLDER:

/s/ Jeff Lamberson
Name: Jeff Lamberson

AMENDMENT NO. 1
TO
SERIES G WARRANT

This Amendment No. 1 to Series G Warrant (this "<u>Amendment</u>") issued by Validian Corporation (the "<u>Company</u>") is entered into as of this 31st day of August, 2005, by and between the Company and Scott Christie ("<u>Holder</u>").

R E C I T A L S:

WHEREAS, the Company issued that certain Series G Warrant to Holder dated as of September 3, 2003 to purchase 200,000 shares of the Company's common stock (the "<u>Warrant</u>");

WHEREAS, the parties desire to amend the Warrant to extend the expiration date of the Warrant to December 31, 2006.

A G R E E M E N T:

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties hereto agree as follows:

1.	<u>Expiration Date</u>. The definition of the term "Expiration Date" in Section 1(a) of the Warrant is hereby amended to read in its entirety as follows: "'Expiration Date' means December 31, 2006."

2.	<u>Miscellaneous</u>.

a.	<u>Governing Law</u>. This Amendment and the rights and obligations of the parties hereto shall be interpreted, construed, and enforced in accordance with the laws of the State of Nevada. The Holder hereby irrevocably submits to the exclusive jurisdiction of the State of Georgia and agrees that service of all writs, process and summonses in any such proceeding brought in the United States against the Company may be made upon the Escrow Agent governed by and interpreted under the laws of the State of Georgia without regard to principles of conflicts thereof.

b.	<u>Successors and Assigns</u>. The terms, conditions and covenants contained in this Amendment are for the benefit of, and are binding on, the parties hereto and their respective permitted successors and permitted assigns, except as otherwise herein expressly provided.

c.	<u>Amendment</u>. Except as expressly provided herein, neither this Amendment nor any term hereof may be amended, waived, discharged or terminated, except by a written instrument signed by the parties hereto.

d.	<u>Severability</u>. If any provision of this Amendment is finally held by a court of competent jurisdiction to be invalid or unenforceable, then the invalid or unenforceable provision shall be deemed severed from this Amendment and the validity and enforceability of the remaining provisions of this Amendment shall be unaffected.

e.	<u>Counterparts</u>. This Amendment may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

f.	<u>Definitions</u>. Initially capitalized terms used but not defined here shall have the meanings set forth in the Warrant.

* * * * *

This Amendment has been executed and delivered as of the date first written above.

THE COMPANY:

VALIDIAN CORPORATION

By: /s/ Bruce Benn
       Bruce Benn, Chief Executive Officer

HOLDER:

/s/ Scott Christie
Name: Scott Christie